April 25, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 02549

Attn:	Ms. Kaitlin Tillan
cc:	Mr. David Burton
Mr. Martin James

RE:	Comment Letter Response
PerkinElmer, Inc.
File No. 1-05075
Related to filings on Form 10-K for the fiscal year ended December 31, 2006 and Form 8-K dated
January 25, 2007

Dear Ms. Tillan:

The following is our response to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission on April 11, 2007, including supplemental details of how each of the disclosures comments will be addressed in our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by our responses in the standard typeset. We hope this is helpful to you in reviewing this response letter.

The Company’s responses are as follows:

U.S. Securities and Exchange Commission

April 25, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restructuring (Reversals) and Integration Charges, Net, Page 30

1.	We note the table summarizing your restructuring accrual balances and related activity by restructuring plan during the last three fiscal years as well as your discussion about the principal actions of each plan and when you anticipate the remaining payment will be completed. Please refer to SAB Topic 5-P.4 and, in future filings, please provide a discussion in MD&A that addresses the following:

•	Quantify the expected effects on future earnings and cash flows resulting from the exit plan – for example, reduced depreciation, reduced employee expense, etc.

•	Disclose the initial period in which you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues.

•	Identify the income statement line items to be impacted – for example, cost of sales; marketing; selling, general and administrative expenses, etc.

•	Discuss whether the actual savings anticipated by the exit plan are achieved and describe how the outcome will likely impact future operating results and liquidity.

Response 1:

We agree with the Staff’s comment, and we will modify the discussion in the MD&A for future filings for restructuring plans with substantive savings to include the above disclosure required by SAB Topic 5 paragraph 4. For the 2006 and 2005 restructuring plans we will include the following disclosure in future filings (additional disclosure underlined):

“The purpose of the 2006 and 2005 restructuring plans was principally to shift resources into geographic regions and product lines that are more consistent with our growth strategy. The pre-tax restructuring activity associated with these plans has been reported as restructuring expenses as a component of operating expenses from continuing operations. The impact of immediate and future cost savings from these restructuring activities on operating results and cash flows is expected to be negligible as we have incurred and will incur offsetting costs.”

Item 8.	Financial Statements and Supplemental Data

Note 1. Nature of Operations and Accounting Policies – Intangible Assets, Page 60

2.	You currently disclose that your impairment test for goodwill “consists of a comparison of the fair value of the intangible asset with its carrying amount.” Given the significance of your goodwill, please tell us and revise future filings to disclose in more detail how you assess goodwill for impairment. For example, it is not clear from your current disclosure whether you test goodwill for impairment at the reporting unit level as required by paragraph 18 of SFAS 142. Additionally under that guidance, “[i]mpairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.” We noted no discussion of the two-step impairment test described in paragraphs 19-22 of SFAS 142.

U.S. Securities and Exchange Commission

April 25, 2007

Response 2:

In order to test goodwill for impairment, we use the two-step approach based on the guidance and criteria described in SFAS No. 142. Our first step of the impairment test is used as a screening process for identifying a potential impairment loss, while the second step is used to measure the amount of a goodwill impairment loss, if any exists. We complete annual impairment testing for goodwill at the reporting unit level as required by paragraph 18 of SFAS No. 142.

Our two-step process to test for impairment of goodwill is as follows:

Step 1: Compare the fair value of the reporting unit with the unit’s carrying value, including goodwill.

•	If the fair value is greater than the carrying value, the reporting unit’s goodwill is considered not impaired, and step 2 is not performed.

•	If the carrying value is greater than the fair value, the reporting unit’s goodwill may be impaired, and step 2 is completed to measure the amount of a goodwill impairment loss, if any exists.

Step 2: Compare the implied fair value of the reporting unit’s goodwill with the carrying value of the reporting unit’s goodwill. If the carrying value is greater than the implied fair value, an impairment loss is recognized for the excess. (Please note that step 2 is only performed if the unit’s carrying value is greater than the fair value in step 1).

We completed annual impairment tests in 2006, 2005 and 2004 and concluded in the first step of our process that for each year presented there was no goodwill impairment. As such, the second step of the test was not performed in any year.

We agree with the Staff’s comment, and we will remove the first paragraph of Note 13 of Item 8. and modify the section “Intangible Assets” under Note 1 of Item 8. for future filings to include the following explanation (additional disclosure underlined):

“Goodwill is subject to annual impairment testing using the guidance and criteria described in SFAS No. 142, ‘Goodwill and Other Intangible Assets.’ The impairment test consists of a two-step process. The first step is the comparison of the fair value to the carrying value of the reporting unit to determine if the carrying value exceeds the fair value. The second step measures the amount of an impairment loss, and is only performed if the carrying value exceeds the implied fair value of the reporting unit. The annual impairment assessment is performed by the Company on the later of January 1 or the first day of each fiscal year. This same impairment test will be performed at other times during the course of the year should an event occur which suggests that the recoverability of goodwill should be reconsidered. The Company completed the annual impairment tests in 2006, 2005 and 2004 and concluded based on the first step of the process that for each year presented there was no goodwill impairment.”

Note 2. Acquisitions, Page 62

3.	We note your disclosure here, on page 74 and in MD&A on page 37 that you were assisted in performing assessments of the value of your intangible assets by valuation consultants. Please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement. Otherwise, you may revise the filing, as appropriate.

U.S. Securities and Exchange Commission

April 25, 2007

Response 3:

In response to the Staff’s comment, we will remove any reference to valuation consultants in our future filings. We did not name the consultants assisting us nor did we refer to the consultants as independent or experts because, while we considered the advice of the consultants, among other factors, in assessing the value of intangible assets, we made the ultimate decisions regarding these valuations. We believe that it is not necessary to revise the filing for this reference since we did not refer to the consultants as independent or experts in the filing.

In future filings we will remove each reference to valuation consultants.

Note 22. Industry Segment and Geographic Area Information, Page 91

4.	In future filings, please include explanations of the measurement of your segment profit and segment assets required by paragraphs 31(b) and (c) of SFAS 131.

Response 4:

We agree with the Staff’s comment, and we will modify the “Sales and Operating Profit” table under Note 22 of Item 8. for future filings to include the proper reconciliations (see pro forma table in the answer to question 5 below).

In accordance with SFAS No. 131 paragraphs 31(b) and (c), an enterprise is required to disclose the nature of any differences between the measurements of reportable segments’ profits or losses and assets with those of the enterprise’s consolidated income1 and assets if it is not apparent from the reconciliations described in SFAS No. 131 Paragraph 32. We believe that the nature of any differences will be apparent in the additional reconciliations that we have included for the “Sales and Operating Profit” table under Note 22 of Item 8.

5.	Consistent with paragraph 32 of SFAS 131, in future filings you should separately identify and describe all significant reconciling items.

Response 5:

We agree with the Staff’s comment, and we will modify the “Sales and Operating Profit” table under Note 22 of Item 8. for future filings to include the following reconciliation (additional disclosure underlined):

[1]	The enterprise’s consolidated income includes the income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles.

U.S. Securities and Exchange Commission

April 25, 2007

	2006	2005	2004
	(In thousands)
Life and Analytical Sciences
Sales	$1,144,562	$1,081,104	$1,062,767
Operating income from continuing operations	115,372	110,228	103,609
Optoelectronics
Sales	401,796	392,727	366,322
Operating income from continuing operations	70,021	58,405	59,096
Other
Operating loss from continuing operations	(31,991)	(27,682)	(25,029)
Continuing Operations
Sales	1,546,358	1,473,831	1,429,089
Operating income from continuing operations	153,402	140,951	137,676

Interest and other expense, net (Note 5)	2,666	74,291	38,332

Income from continuing operations before income taxes	150,736	66,660	99,344

Form 8-K dated January 25, 2007

6.	Under “Use of Non-GAAP Financial Matters” you disclose that the earnings announcement contains non-GAAP financial measures of revenue and revenue growth. Please tell us where you included these non-GAAP financial measures in the announcement and all of the disclosures and reconciliations required by Regulation G.

Response 6:

We did not include any references to non-GAAP financial measures for revenue or revenue growth in that earnings announcement and any of the related disclosures. This reference was mistakenly included as such items were not disclosed in the announcement or any of the disclosures.

We agree with the Staff’s comment, and we will remove such references when they are not required in future filings.

7.	You disclose that your non-GAAP measures exclude the impact of foreign exchange, acquisitions, amortization of intangible assets, stock option expense, impairment and restructuring charges because these items are “outside of [y]our ongoing core business operations.” This explanation appears to be overly general. For example, based upon that explanation it is not clear why you would not also exclude items such as gains on dispositions, net, gains on disposition of investments, net, and resolution of prior year tax contingencies. Please tell us and revise future filings to disclose more clearly and precisely the nature of the adjusting items, so that an investor, by using that description, can consistently identify the amounts that should be excluded in calculating the non-GAAP measure in each reported period. Otherwise, please advise us.

Response 7:

We use both GAAP and non-GAAP measures in our financial and operating decision-making. We believe certain items should be excluded from our non-GAAP financial measures because they are either outside of our ongoing core operations or vary significantly from period to period, which adversely affects the comparability of our results with our competitors and our own prior periods, and, in certain cases, are difficult to forecast accurately for future periods. We believe that our GAAP and non-GAAP financial measures provide investors with meaningful information about and insight

U.S. Securities and Exchange Commission

April 25, 2007

into our ongoing core operating results and future prospects. This is consistent with how we internally understand, manage, evaluate and forecast our performance and compare that performance to prior periods, forecasts and our competitors’ performance. We also use such GAAP and non-GAAP measures to assess and compensate our employees.

Examples of items that are excluded from our non-GAAP financial measures include the following:

•

We exclude costs and tax effects associated with restructurings or asset impairments, such as the fourth quarter loss for the impairment of one of our manufacturing facilities. We do not engage in restructuring activities in the ordinary course of business, and each restructuring plan has been discrete in terms of its business impact and scope. We believe that the costs related to restructuring activities or asset impairments vary significantly, which adversely affects comparability of our operating results, makes it difficult to forecast in future periods and is not indicative of our ongoing core operations.

•

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and in-process research and development acquired. We exclude these costs because they vary significantly, which adversely affect comparability of our operating results, makes it difficult to forecast in future periods and is not indicative of our ongoing core operations.

•

We exclude the cost and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have varying useful lives. In addition, exclusion of the amortization expense allows for more comparative operating results that are consistent over time for both our newly acquired and long-held businesses and with those of competitors who have made acquisitions as well as those who have not.

•

We exclude the cost and tax effects associated with the effect of stock option expense. Exclusion of stock option expense allows for better comparisons with prior periods and operating results of competitor companies. Stock-based compensation plans and assumptions used to calculate the fair-value of the expense vary dramatically between companies.

•

We also exclude the early retirement of debt and debt facilities, discontinued operations, and the impact of significant tax matters or other events that management believes are material, unusual in nature and outside of our ongoing core business operations. These items are either isolated or cannot be expected to occur again with any predictability.

Conversely, we believe that certain other items, such as gains on dispositions, gains on disposition of investments and resolution of tax matters (included in the provision for income taxes) are an integral part of our ongoing core business operations and are usually not excluded for our non-GAAP financial results. Included in these items are the sale of property, plant and equipment and the sale of business investments as well as ordinary changes in our tax positions related to our ongoing core business. Occasionally there are discrete, unusual matters that are included in the above items and, when they occur, will be isolated and excluded from our non-GAAP financial measures. For example, in the second quarter of 2005, we excluded a settlement of a material tax contingency.

We agree with the Staff’s comment, and in future filings will revise the non-GAAP financial measures section to include additional disclosure similar to the response above.

U.S. Securities and Exchange Commission

April 25, 2007

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you or the Staff should have additional questions or comments, please do not hesitate to contact me at 781-663-5654.

Sincerely,

/s/ Jeffrey D. Capello
Jeffrey D. Capello
Senior Vice President and Chief Financial Officer

cc: David Finnerty, Deloitte & Touche LLP